Exemption No. 82-1209

07026744

September 11, 2007

RECEIVED
2007 SEP 19 A 6:5

GGL DIAMOND CORP.
(the "Company")

Index

SUPPL

1. Material filed with the British Columbia Registrar of Companies as required by the Business Corporations Act (British Columbia) and regulations thereunder ("BC") and with the Registrar of Corporations as required to maintain the Company's extra-provincial registration in the Northwest Territories under the Business Corporations Act and regulations thereunder ("NWT")

Document Name or Information			**Documents Filed**
(a)	Incorporation Documents		
	(i)	BC	Not Applicable
(b)	Extra-provincial Registration		
	(i)	NWT	Not Applicable
(c)	Annual Reports		
	(i)	BC	Not Applicable
	(ii)	NWT	Not Applicable
(d)	Notices Filed with Registrar of Companies		
	(i)	BC	Notice of Change of Directors August 1, 2007
	(ii)	NWT	Notice of Change of Directors August 1, 2007
(e)	Special Resolution		
	(i)	BC	Not Applicable
	(ii)	NWT	Not Applicable

PROCESSED
SEP 24 2007
THOMSON
FINANCIAL

9/19

2. Materials filed with the Securities Commissions of British Columbia and Alberta (the "Securities Commissions") under the Securities Act (British Columbia) and the Securities Act (Alberta), the regulations under such acts, National Instrument 51-102, Continuous Disclosure Obligations ("NI 51-102"), Multilateral Instrument 54-101, Shareholder Communications ("MI 54-101") and Multilateral Instrument 45-102, Resale of Securities ("MI 45-102")

	Document Name or Information	Documents Filed
(a)	Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis	Not Applicable
(b)	Annual Information Form (not mandatory)	Not Applicable
(c)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	Not Applicable
(d)	News Releases	August 23, 2007 September 5, 2007
(e)	Form 51-102F3, Material Change Report	Not Applicable
(f)	Notice of Meeting and Record Dates of shareholders' meeting (Amended)	Not Applicable
(g)	Notice of shareholders' meeting, Proxy and Information Circular	Not Applicable
(h)	Report of Exempt Distribution	Not Applicable
(i)	Notice of Change in Year End by more than 14 Days	Not Applicable
(j)	Notice of Change in Corporate Structure	Not Applicable
(k)	Notice of Change of Auditors	Not Applicable
(l)	Business Acquisition Report under NI 51-102	Not Applicable
(m)	Copy of any disclosure material sent to securityholders or in the case of a SEC issuer, that is furnished to the SEC including material filed as exhibits to other documents if not previously filed	Not Applicable
(n)	Notice of Change of Status Report	Not Applicable
(o)	Filing of documents Affecting the Rights of Securityholders including:	
	(a) charter documents	Not Applicable

Document Name or Information	Documents Filed
(b) securityholder or voting trust agreements to which the Company has access and that could reasonably be regarded as material to an investor in securities of the Company	Not Applicable
(c) any securityholder rights plans or similar plans	Not Applicable
(d) any other contract of the Company or subsidiary of the Company that creates or can reasonably be regarded as materially affecting the rights or obligations of the securityholders generally	Not Applicable
(e) copy of any contract that the Company or its subsidiaries is a party to other than a contract entered into in the ordinary course of business, that is material to the Company and was entered into within the last financial year or before the last financial year but is still in effect, unless an executive officer of the Company has reasonable grounds to believe that disclosure of certain provisions of the contract to be filed would be seriously prejudicial to the interests of the Company or would violate confidentiality provisions, in which case the contract may be filed with those provisions omitted or marked so as to be unreadable; provided however that contracts entered into before January 1, 2002 are not required to be filed.	Not Applicable
(p) Prospectus	Not Applicable
(q) Amendment to Prospectus	Not Applicable
(r) Takeover Bid Circular	Not Applicable
(s) Notice of Change or Variation to Takeover Bid Circular	Not Applicable
(t) Issuer Bid Circular	Not Applicable
(u) Notice of Change or Variation to Issuer Bid Circular	Not Applicable
(v) Initial Acquisition Report	Not Applicable

Document Name or Information		Documents Filed
(w)	Subsequent Acquisition Reports	Not Applicable
(x)	Notice of Intention to Sell by a Control Person	Not Applicable

3. **Materials filed with the TSX Venture Exchange ("Exchange") (as required by its rules and policies)**

Document Name or Information		Documents Filed
(a)	Exchange Filing Statement	Not Applicable
(b)	Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis	Not Applicable
(c)	Annual Information Form (not mandatory)	Not Applicable
(d)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	Not Applicable
(e)	News Releases	August 23, 2007 September 5, 2007
(f)	Form 51-102F3, Material Change Report	Not Applicable
(g)	Notice of Meeting and Record Dates of shareholders' meeting (Amended)	Not Applicable
(h)	Notice of shareholders' meeting, Proxy and Information Circular	Not Applicable
(i)	Prospectus	Not Applicable
(j)	Amendment to Prospectus	Not Applicable
(k)	Takeover Bid Circular	Not Applicable
(l)	Notice of Change or Variation to Takeover Bid Circular	Not Applicable
(m)	Issuer Bid Circular	Not Applicable
(n)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable
(o)	Initial Acquisition Report	Not Applicable
(p)	Subsequent Acquisition Reports	Not Applicable

Document Name or Information		Documents Filed
(q)	Notice of Intention to Sell by a Control Person	Not applicable
(r)	Notice of Dividends	Not Applicable
(s)	Notice of Market Making Activities - Form 3C, Declaration of Certified Filing Promotional Investor Relations and Market Making Activities	Not Applicable
(t)	Notice of Expedited Acquisition - Exchange Form 5B, Expedited Acquisition Filing	Not Applicable
(u)	Notice of Proposed Minor or Major Transaction – Exchange Form 5C,Transaction Summary Form	Not Applicable

4. Materials distributed to security holders as required by the Business Corporations Act (BC) and regulations thereunder, the Securities Act (British Columbia) and the Securities Act (Alberta) and regulations thereunder, NI 54-101 and the rules and policies of the Exchange

Document Name or Information		Documents Filed
(a)	Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis)	Not Applicable
(b)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	Not Applicable
(c)	Notice of shareholders' meeting, Proxy and Information Circular	Not Applicable
(d)	Prospectus	Not Applicable
(e)	Amendment to Prospectus	Not Applicable
(f)	Issuer Bid Circular	Not Applicable
(g)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable

BRITISH COLUMBIA
The Best Place on Earth

Ministry of Finance
BC Registry Services

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3
www.corporateonline.gov.bc.ca

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

Notice of Change of Directors

FORM 10
BUSINESS CORPORATIONS ACT
Section 127

Filed Date and Time: **August 1, 2007 12:43 PM Pacific Time**

Incorporation Number:
BC0235315

Name of Company:
GGL DIAMOND CORP.

ate of Change of Directors

July 31, 2007

New Director(s)

Last Name, First Name, Middle Name:
EACOTT, JOHN GRAHAM

Mailing Address:
201 - 2202 MARINE DRIVE
WEST VANCOUVER BC V7V 1K4
CANADA

Delivery Address:
201 - 2202 MARINE DRIVE
WEST VANCOUVER BC V7V 1K4
CANADA

Director(s) who have ceased to be Directors

Last Name, First Name, Middle Name:
DAWES, PETER J.

Mailing Address:
260 ADELAIDE STREET EAST
SUITE 110
TORONTO ON M5A 1N1
CANADA

Delivery Address:
260 ADELAIDE STREET EAST
SUITE 110
TORONTO ON M5A 1N1
CANADA

irector(s) as at July 31, 2007

Last Name, First Name, Middle Name:
BODEN, WILLIAM J.

ailing Address:	**Delivery Address:**
1066 WEST HASTINGS STREET SUITE 2500 VANCOUVER BC V6E 3X1 CANADA	1066 WEST HASTINGS STREET SUITE 2500 VANCOUVER BC V6E 3X1 CANADA

Last Name, First Name, Middle Name:
DEMARE, NICK

Mailing Address:	**Delivery Address:**
1090 WEST GEORGIA STREET SUITE 1305 VANCOUVER BC V6E 3V7 CANADA	1090 WEST GEORGIA STREET SUITE 1305 VANCOUVER BC V6E 3V7 CANADA

Last Name, First Name, Middle Name:
EACOTT, JOHN GRAHAM

Mailing Address:	**Delivery Address:**
201 - 2202 MARINE DRIVE WEST VANCOUVER BC V7V 1K4 CANADA	201 - 2202 MARINE DRIVE WEST VANCOUVER BC V7V 1K4 CANADA

Last Name, First Name, Middle Name:
RKAC, RAYMOND ANDREW

Mailing Address:	**Delivery Address:**
675 WEST HASTINGS STREET SUITE 904 VANCOUVER BC V6B 1N2 CANADA	675 WEST HASTINGS STREET SUITE 904 VANCOUVER BC V6B 1N2 CANADA

Last Name, First Name, Middle Name:
MEYER, WILLIAM

Mailing Address:	**Delivery Address:**
1055 WEST GEORGIA STREET SUITE 2772 VANCOUVER BC V6E 3P3 CANADA	1055 WEST GEORGIA STREET SUITE 2772 VANCOUVER BC V6E 3P3 CANADA

Exemption No. 82-1209

Northwest Territories

FORM 23
BUSINESS CORPORATIONS ACT
NOTICE OF CHANGE OF DIRECTORS EXTRA-TERRITORIAL CORPORATION
FORMULE 23
LOI SUR LES SOCIÉTÉS PAR ACTIONS
AVIS DE CHANGEMENT D'ADMINISTRATEURS D'UNE

FILED-DÉPÔT
No.:
Date:
DEPUTY REGISTRAR OF CORPORATIONS REGISTRAIRE OU REGISTRAIRE ADJOINT DES SOCIÉTÉS

1) Name of corporation — Dénomination sociale de la société

GGL Diamond Corp.

2) The following persons became directors of this corporation: — Les personnes suivantes sont devenues administrateurs de la présente société :

Name - Nom	Postal and street address (including postal code) Adresse (y compris le code postal)	Effective Date Date de prise d'effet
John Graham Eacott	201 - 2202 Marine Drive, West Vancouver, BC V7V1K4	July 31, 2007

3) The following persons ceased to be directors of this corporation: — Les personnes suivantes ont cessé d'être administrateurs de la présente société :

Name - Nom	Postal and street address (including postal code) Adresse (y compris le code postal)	Effective Date Date de prise d'effet
Peter Dawes	66 Arnold Avenue, Toronto, ON M5A 3B2	July 31, 2007

4) The directors of this corporation are: — Les administrateurs de la société sont :

Name - Nom	Postal and street address (including postal code) Adresse (y compris le code postal)
Raymond A. Hrkac	44 - 2351 Parkway Blvd., Coquitlam, BC V3E 3P2
Nick DeMare	4338 Frances Street, Burnaby, BC V5C 2R3
William Meyer	205 - 2493 West 1st Avenue, Vancouver, BC V6L 1G5

IMPORTANT: If required / Si exigé ☑ Schedule of additional directors is attached. / Une liste d'administrateurs supplémentaires est jointe.

Date	Signature	Title (Director, Officer or Solicitor) Titre (Administrateur, dirigeant ou avocat)
July 31 2007	[signature]	PRESIDENT / CEO

GGL DIAMOND CORP.

Schedule of Additional Directors
Form 23

Name	Postal and street address (including postal code)
William Boden	4264 West 9th Avenue, Vancouver, BC V6R 2C5
John Graham Eacott	201 - 2202 Marine Drive, West Vancouver, BC V7V 1K4

GGL DIAMOND CORP.

August 23, 2007

Nickel belt exploration moving forward:

- **Rock and soil samples being analyzed to guide future work**
- **Aurora Geosciences to augment field work on nickel properties**

VANCOUVER, British Columbia, Canada (August 23, 2007) – Raymond A. Hrkac, President and CEO of GGL Diamond Corp. (TSX-V: GGL) is pleased to provide an update on the Company's continuing exploration on the prospective nickel belt in the Winter Lake area of the Northwest Territories, Canada.

Sample analysis – nickel property

Work to date continues to confirm that we have acquired an extensively mineralized greenstone belt featuring numerous gossan areas mineralized with sulphides that vary from disseminated to massive, with the potential to host nickel as well as other base and precious metals.

As previously reported, in June, GGL's exploration team began a program of "reconnaissance" work on the nickel belt property, to locate and sample gossans (rusty zones overlying a sulphide deposit) and to do orientation mapping and additional soil sampling.

Since mid-June, three sets of rock samples have been collected on the property by GGL's field crews. A total of 346 rock samples have been submitted for assay. To date, the Company has received reports on only part of the requested assay procedures from the first of the three sets of samples and is currently evaluating those results.
The delay is due to the current high demand for analytical services at the laboratory.

Three sets of soil samples, for a total of 963 samples, have also been taken; the results from the first set of soil samples have not all been received as of this date. The Company awaits receipt of the remainder of the first set of results as well as reports for the second and third sets of rock and soil samples.

The rock and soil sample results, which include, at a minimum, numerical representations for 39 elements, as well as follow-up reports, will be compiled, located, studied in detail and then viewed together, when all of the results have been received. This analysis will help to guide the next phase of the project, and assist in prioritizing areas where ground geophysical surveys are needed and in preparation for a drilling program.

Before the Company issues any results publicly, the exploration results must be examined by the Company's Qualified Persons for the nickel project. The Company is proceeding as quickly as it can, while being responsible and diligent, and acting in the interests of all shareholders.

GGL's Winter Lake property includes 116 claims and covers 256,489.77 acres. Given the size of the nickel property (120 km from the north to the south end of the property and an average of 30 km in width), the design of an effective program requires that the Company adhere to a logical sequence of steps in the exploration process.

The reconnaissance mapping and sampling work represents a significant project in itself. (For photographs and maps of the nickel property, please see the PowerPoint presentation made at the Annual General Meeting on July 31. Go to: http://ggldiamond.ca/agm/AGM_FINAL_2007.pdf. Page 68 provides an idea of the size of the property – when a map of the nickel property is superimposed on a section of the British Columbia Fraser Valley, which extends from Vancouver to Hope.)

Not all of the previously identified high priority geophysical conductors are accessible for surface examination because they lie under lakes or are hidden by overburden. Consequently, geochemical sampling will be required to prioritize these areas. All of these priority geophysical conductors have the potential to be drill targets.

The claims staked in April this year and since then do not yet have geophysical coverage. However, our exploration crews have succeeded in locating and sampling sulphides in these areas.

Aurora Geosciences contract

To augment its own resources in the exploration of the Winter Lake nickel belt, the Company is contracting with Aurora Geosciences Ltd. ("Aurora") of Yellowknife, NT, and Whitehorse, Yukon, for project management, geological, and geophysical services. Aurora has been providing consulting and contracting services to the mineral exploration industry for over 24 years.

In addition, Aurora President Gary Vivian, P. Geol., will also be acting as a Qualified Person (QP) for GGL on the nickel projects going forward.

Correction re. Qualified Persons (QP)

Mr. Hrkac notes that an individual was erroneously identified as acting for GGL as a "Qualified Person" (QP) in a GGL Diamond Corp. news release dated July 31, 2007.

To clarify, the individuals acting as Qualified Persons for the Company (as defined by National Instrument 43-101) are Torrie Chartier, M.Sc., P. Geol., for the diamond projects; N.C. Carter, Ph.D., P. Eng., Consulting Geologist, and Gary Vivian, P. Geol., of Aurora Geosciences Ltd. for the nickel projects; and Paul Richardson, Ph.D., P. Eng., Consulting Geologist, for GGL's gold-copper projects.

GGL DIAMOND CORP.

"Raymond A. Hrkac"

Raymond A. Hrkac
President & CEO

For further information, please contact: Susan de Stein, GGL Diamond Corp.
Phone: (604) 688-0546 *Email: susan.de.stein@ggldiamond.ca*
For more information, please check our web site at www.ggldiamond.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Forward-Looking Information

This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could", "should" or are "subject to" occur. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

GGL DIAMOND CORP.

September 5, 2007

PRESS RELEASE

GGL obtains NI 43-101 REPORT, On its Gold-Copper Property at McCONNELL CREEK, British Columbia

Vancouver, British Columbia — Raymond A. Hrkac, President and CEO of **GGL Diamond Corp.** ("GGL") **(TSX-V: GGL)** is pleased to announce that it has obtained a National Instrument 43-101 compliant report on exploration activities to date on GGL's McConnell Creek property, British Columbia. The McConnell Creek gold-copper property is in the Omineca Mining Division, British Columbia. The property is 780 km north of Vancouver, BC, and is 400 km northwest of Prince George. Access from Vancouver is by paved highway to Fort St. James and then by good gravel road to the Kemess mine area.

The information provided on the exploration activities on the McConnell Creek property is contained in a Technical Report dated August 30, 2007 authored by Paul W. Richardson, Ph.D., P.Eng., a qualified person who is not independent of GGL. The Technical Report will be filed on www.sedar.com within the next few days. The following is a summary of certain information contained in the Technical Report:

Summary

The report is a review of the results of the exploration programs conducted on GGL's 100% owned McConnell Creek property from the time of the discovery of bedrock gold on the property in 1947 up to the present. The property was acquired by GGL Diamond Corp., formerly named Gerle Gold Ltd., in 1981.

The McConnell Creek property is 15 km long, and covers a roof pendant of metamorphosed basic volcanic rocks and related sediments which is about 600 m wide and is bounded by monzodioritic rocks. Ultramafic rocks occur in the area. The rocks of the roof pendant have been metamorphosed to amphibolite gneiss, and host several shear zones including the one hosting the main gold showing. High-grade copper showings are exposed along McConnell Creek west of the roof pendant. This combination of mixed volcanic and sedimentary rocks cut by regional structures plus the presence of ultramafic rocks in the area greatly increases the importance of any gold and copper showings on the property.

Since 1983, the band of amphibolite gneiss has been explored by geological, geochemical and geophysical surveys on widely spaced lines and by trenching and diamond drilling. Zones of gold-bearing quartz veins were partially outlined and the veins continue to depth and along strike beyond the drilled area. Soil geochemical surveys were done to extend the gold-bearing zones and to explore for new ones. The geochemical surveys revealed extensive copper-in-soil geochemical anomalies that only partially coincide with the known gold mineralization. The main quartz zone appears to be only one of several gold-bearing quartz zones in a branching quartz vein system several kilometres long.

The 1983 soil sample results outlined gold-in-soil anomalies spatially related to the quartz veins plus irregularly scattered single-sample anomalies elsewhere in the area of the gneiss. The soil samples were analyzed for gold only. In 1989, a program of more closely-spaced soil samples was done. These later samples were analyzed for Ag, As, Au, Cu, Pb and Zn, but not for Mo, a metal of increasing interest in porphyry deposits. It was decided that additional work on the available soil sample pulp rejects could give valuable information about metal distribution on the property. The program of doing additional analyses was begun in 2005 by recovering and analyzing 1,605 samples that had been collected on the Central and South grids in 1989. The approach was cost-effective, and it was decided to do a similar program on the area north of Snowslide Creek for which stored soil pulps were also available. Additional analyses were performed on stored pulps from 1,713 soil samples that had been collected in 1983. These results were plotted on a series of 1:10,000 maps in order to compare the amounts of the various elements with each other and with the geology and geophysics. In 1991, GGL staked a high-grade copper occurrence with Cu-Au porphyry potential exposed along McConnell Creek west of the roof pendant. The copper occurs in a series of branching, sulphide-rich veinlets cutting granodiorite.

With the development of the large Cu-Au Kemess mine 15 km northwest of the McConnell Creek property, road access to the McConnell area has been greatly improved and a power line, which passes eight km west of the McConnell Creek property, services the mine. With this improved access and with high-grade copper mineralization outcropping along McConnell Creek, plus several copper-in-soil geochemical anomalies associated with the extensive gold-bearing quartz vein system, the McConnell Creek property has become a good exploration target.

There are areas of copper and gold mineralization and geophysical and geochemical anomalies that have not yet been tested. The Cu-in-soil and Au-in-soil anomalies only partially exhibit a spatial relationship. The gold is related to a series of branching conductors within the roof pendant, but the copper is more closely related to east-west cross faulting in the vicinity of the gold showings. A separate area rich in copper lies three kilometres west of the gold showing adjacent to McConnell Creek. To explore the property, the next steps should include geochemical surveying, induced polarization surveys and diamond drilling. The soil geochemical survey should investigate the area between the gold showing and the copper showing and other areas where geochemical anomalies are open.

The costs of the above program would be as follows:

Stage I

A. Geochemistry		
1,550 samples @ $27.75/sample	$ 42,200	
B. Geophysics		
58 km of Induced Polarization @ $4,000/km	$ 232,000	
Total Stage 1		$274,200

Stage II

Diamond Drilling – assume 20 holes @ 100 m = 2,000 m @ $250/m	$500,000
Total Stage I and II	$774,200
15% Contingency	$116,130

#904 - 675 West Hastings Street, Vancouver, BC, Canada V6B 1N2
T 604.688.0546 | F 604.688.0378 | Toll Free 1.866.688.0546 | ggl@telus.net | www.ggldiamond.com

GGL DIAMOND CORP.

Grand Total **$890,330**

The McConnell Creek property includes a geological environment that has the potential for hosting both large porphyry gold-copper deposits and large gold deposits consisting of high grade shoots within complex reticulating shear zones up to tens of metres wide. Exploration work on the property has confirmed the presence of widespread gold and copper mineralization of two separate types.

GGL DIAMOND CORP.

"Raymond A. Hrkac"

Raymond A. Hrkac
President & CEO

For further information, please contact: Susan de Stein, GGL Diamond Corp.
Phone: (604) 688-0546 Email: susan.de.stein@ggldiamond.ca
For more information, please check our web site at www.ggldiamond.com.

Forward-Looking Information

This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address exploration drilling, exploitation activity and events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "appears", "plans", "anticipates", "believes", "intends", "estimates", "projects", "exhibits", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could", "should" or are "subject to" occur. Information inferred from the interpretation of drilling results may also be deemed to be forward looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

END